SEC MAIL PROCESSING
RECEIVED
AUG 29 2011
WASH, D.C.
211 SECTION

AB
9/12

11023107

UN
SECURITIES AND
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29967

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 AND ENDING 06/30/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNITED SECURITY CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
4400 BISCAYNE BLVD #950
(No. and Street)

MIAMI, FLORIDA 33137
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GLENN L HALPRYN 305 573-4112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERMAN & COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

551 NW 77 STREET, #201, BOCA RATON, FL 33487
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
9/12

OATH OR AFFIRMATION

I, GLENN L HALPRYN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNITED SECURITY CORPORATION, as of JUNE 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARLENE CABRERA
MY COMMISSION # DD 971048
EXPIRES: July 12, 2014
Bonded Thru Notary Public Underwriters

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and
Supplementary Information

United Security Corporation

Years Ended June 30, 2011 and 2010

United Security Corporation

Financial Statements and
Supplementary Information

Years Ended June 30, 2011 and 2010

Index

B BERMAN & COMPANY, P.A.
Certified Public Accountants and Consultants

Independent Auditors' Report

To the Board of Directors and Stockholder of:
United Security Corporation

We have audited the accompanying statements of financial condition of United Security Corporation as of June 30, 2011 and 2010, and the related statements of operations, stockholder's equity, and cash flows for the years then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Security Corporation at June 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berman & Company, P.A.
Berman & Co., P.A.
Boca Raton, Florida
August 23, 2011

551 NW 77th Street Suite 201 • Boca Raton, FL 33487
Phone: (561) 864-4444 • Fax: (561) 892-3715
www.bermancpas.com • info@bermancpas.com
Registered with the PCAOB • Member AICPA Center for Audit Quality
Member American Institute of Certified Public Accountants
Member Florida Institute of Certified Public Accountants

United Security Corporation
Statements of Financial Condition

	June 30, 2011	June 30, 2010
Assets		
Current assets		
Cash	$ 12,047	$ 8,954
Prepaid expenses	363	361
Total current assets	12,410	9,315
Total assets	**$ 12,410**	**$ 9,315**
Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable	$ 3,657	$ 657
Total current liabilities	3,657	657
Stockholder's equity:		
Common stock, $1 par value; 188 shares authorized, issued, and outstanding	188	188
Additional paid-in capital	206,662	186,862
Accumulated deficit	(198,097)	(178,392)
Total stockholder's equity	8,753	8,658
Total liabilities and stockholder's equity	**$ 12,410**	**$ 9,315**

The accompanying notes are an integral part of the financial statements

United Security Corporation

Statements of Operations

	Years ended June 30,	
	2011	2010
General and administrative expenses	$ 19,705	$ 20,862
Net loss	$ (19,705)	$ (20,862)

The accompanying notes are an integral part of the financial statements

United Security Corporation
Statement of Stockholder's Equity
Years ended June 30, 2011 and 2010

	Common Stock	Additional paid-in capital	Accumulated deficit	Total
Balance, June 30, 2009	$ 188	$ 165,362	$ (157,530)	$ 8,020
Capital contribution - related party	-	21,500	-	21,500
Net loss	-	-	(20,862)	(20,862)
Balance, June 30, 2010	188	186,862	(178,392)	8,658
Capital contribution - related party	-	19,800	-	19,800
Net loss	-	-	(19,705)	(19,705)
Balance, June 30, 2011	**$ 188**	**$ 206,662**	**$ (198,097)**	**$ 8,753**

The accompanying notes are an integral part of the financial statements

United Security Corporation
Statements of Cash Flows

	Years ended June 30, 2011	2010
Cash flows from operating activities		
Net loss	$ (19,705)	$ (20,862)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in Prepaids	(2)	-
Increase in accounts payable	3,000	-
Net cash used by operating activities	(16,707)	(20,862)
Cash flows from financing activities		
Contributed capital - related party	19,800	21,500
Net cash provided by financing activities	19,800	21,500
Net increase in cash	3,093	638
Cash - beginning of year	8,954	8,316
Cash - end of year	**$ 12,047**	**$ 8,954**
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$ -	$ -
Interest	$ -	$ -

The accompanying notes are an integral part of the financial statements

United Security Corporation
Notes to Financial Statements
Years Ended June 30, 2011 and 2010

Note 1 Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company, a Florida corporation, is registered with the United States Securities and Exchange Commission, the Financial Industry Regulatory Authority ("FINRA") and the Florida Division of Securities as a broker/dealer in securities. Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies.

Net Capital

The Company is subject to the uniform *"Net Capital Rule"* of the Securities and Exchange Commission, which requires that the Company's minimum net capital and *"Aggregate Indebtedness"* cannot exceed 1,500% of *"Net Capital"*, as defined. At June 30, 2011 and 2010, the Company's *"Net Capital"* was $8,390 and $8,297, respectively and the *"Required Net Capital"*, as defined, was $5,000. The ratio of *"Aggregate Indebtedness"* to *"Net Capital"* is 44% and 8%, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at June 30, 2011 and 2010, respectively.

Securities Transactions

Proprietary securities transactions in regular-way trades would be recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company would be reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions

Commissions and related clearing expenses would be recorded on a trade-date basis as securities transactions occur.

Clearing Organization

The Company would clear all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Income Taxes

The Company recognizes deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

Accounting guidance now codified as FASB ASC Topic 740-20, "Income Taxes – Intraperiod Tax Allocation," clarifies the accounting for uncertainties in income taxes recognized in accordance with FASB ASC Topic 740-20 by prescribing guidance for the recognition, de-recognition and measurement in financial statements of income tax positions taken in previously filed tax returns or tax positions expected to be taken in tax returns, including a decision whether to file or not to file in a particular jurisdiction. FASB ASC Topic 740-20 requires that any liability created for unrecognized tax benefits is disclosed. The application of FASB ASC Topic 740-20 may also affect the tax bases of assets and liabilities and therefore may change or create deferred tax liabilities or assets. The Company would recognize interest and penalties related to unrecognized tax benefits in income tax expense. At June 30, 2011 and 2010, respectively, the Company did not record any liabilities for uncertain tax positions.

Recent Accounting Pronouncements

There are no new accounting pronouncements that are expected to have an effect on the Company's financial statements.

Note 2 Income Taxes

The recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carryforwards. Additionally, requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

The Company has a net operating loss carryforward, for tax purposes, of approximately $198,000 at June 30, 2011, expiring through 2031.

Significant deferred tax assets at June 30, 2011 and 2010 are approximately as follows:

	2011	2010
Gross deferred tax assets:		
Net operating loss carryforwards	$ 4,000	$ 4,000
Total deferred tax assets	4,000	4,000
Less: valuation allowance	(4,000)	(4,000)
Net deferred tax asset recorded	$ -	$ -

The valuation allowance at June 30, 2010 was $35,000. The net change in valuation allowance during the year ended June 30, 2011, was an increase of approximately $4,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on consideration of these items, management has determined that enough uncertainty exists relative to the realization of the deferred income tax asset balances to warrant the application of a full valuation allowance as of June 30, 2011.

The actual tax benefit differs from the expected tax benefit for the years ended June 30, 2011 and 2010 (computed by applying the U.S. Federal Corporate tax rate of 15% to income before taxes and 5.5% for State income taxes, a blended rate of 19.68%) as follows:

	2011	2010
Expected tax expense (benefit) – Federal	($3,000)	($3,000)
Expected tax expense (benefit) – State	(1,000)	(1,000)
Change in Valuation Allowance	4,000	4,000
Actual tax expense (benefit)	$ -	$ -

Note 3 Related Party Transactions

For the years ended June 30, 2011 and 2010, the Company received capital contributions from its owner of $19,800 and $21,500, respectively. These advances represented a 100% concentration in equity related funding.

For the years ended June 30, 2011 and 2010, the Company recognized an expense, as a component of general and administrative expenses, related to an office sharing agreement with a related party of $1,800 and $1,200, respectively.

United Security Corporation
Notes to Financial Statements
Years Ended June 30, 2011 and 2010

Note 4 Regulatory Matters

During 2011, FINRA requested information that may result in possible unasserted claims or assessments against the Company and/or its stockholder. Through August 23, 2011, no claims or assessments have been asserted.

Note 5 Payable to Clearing Organizations

At June 30, 2011 and 2010, the Company had $2,000 and $500, respectively, due to a clearing organization.

The Company had an intermediary clearing agreement that allowed it to pay commission to another company to act as its correspondent with a clearing organization. The agreement was terminated in December 2010.

Note 6 Subsequent Events

The Company has evaluated for subsequent events between the balance sheet date of June 30, 2011 and August 23, 2011, the date the financial statements were available to be issued, and concluded that the following transactions occurred:

During July and August, 2011, the Company received capital contributions from its owner totaling $5,200.

Supplementary Information

United Security Corporation
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

Schedule I

	Years ended June 30, 2011	2010
Computation of Net Capital		
Total ownership equity from Statements of Financial Condition	$ 8,753	$ 8,658
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
Total capital and allowable subordinated liabilities	8,753	8,658
Non-allowable assets	(363)	(361)
Net capital before haircuts on securities positions	8,390	8,297
Haircuts on securities	-	-
Net capital	$ 8,390	$ 8,297
Aggregate Indebtedness		
Accounts payable	$ 3,657	$ 657
Total Aggregate Indebtedness	$ 3,657	$ 657
Computation of basic net capital requirement		
Minimum net capital requirement at 1,500 percent	$ 244	$ 44
Net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 3,390	$ 3,297
Net Capital Less 10% of Aggregate Indebtedness or 120% of Minimum Net Capital	$ 2,389	$ 2,297
Ratio of aggregate indebtedness to net capital	44%	8%

United Security Corporation
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
Year Ended June 30, 2011

Schedule II

RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING

No material differences exist between the net capital computation above and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II filing.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C 3-3

The Company will be exempt under Section (k)(2)(b) of the rule. All customer transactions will be cleared through another broker-dealer on a fully-disclosed basis.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to the claims of general creditors at June 30, 2011, are as follows:

Balance, beginning of period	$ -
Increases	-
Decreases	-
Balance, end of period	$ -

SIPC SUPPLEMENTAL REPORTS

The Minimum SIPC requirement was $-0-

B BERMAN & COMPANY, P.A.
Certified Public Accountants and Consultants

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

August 23, 2011

To the Board of Directors
United Security Corporation

In planning and performing our audits of the financial statements and supplemental schedule of United Security Corporation (the "Company") as of and for the years ended June 30, 2011 and 2010, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordination of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

551 NW 77th Street Suite 201 • Boca Raton, FL 33487
Phone: (561) 864-4444 • Fax: (561) 892-3715
www.bermancpas.com • info@bermancpas.com
Registered with the PCAOB • Member AICPA Center for Audit Quality
Member American Institute of Certified Public Accountants
Member Florida Institute of Certified Public Accountants

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berman & Company, P.A.

Boca Raton, Florida
August 23, 2011

BERMAN & COMPANY, P.A.
Certified Public Accountants and Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
United Security Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2011, which were agreed to by United Security Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating United Security Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). United Security Corporation's management is responsible for the United Security Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check register). There were none;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences. There were no adjustments;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences. There were no overpayments.

551 NW 77th Street Suite 201 • Boca Raton, FL 33487
Phone: (561) 864-4444 • Fax: (561) 892-3715
www.bermancpas.com • info@bermancpas.com
Registered with the PCAOB • Member AICPA Center for Audit Quality
Member American Institute of Certified Public Accountants
Member Florida Institute of Certified Public Accountants

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berman & Company, P.A.

Boca Raton, Florida
August 23, 2011